Brad A. Green, P.C. To Call Writer Directly: +1 212 446 4839 brad.green@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900
August 28, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Anu Dubey
Thankam Varghese
Melissa McDonough

	Re:	Blue Owl Alternative Credit Fund
Registration Statement on Form N-2 (File Nos. 333-285688; 811-24062)
Dear Ladies and Gentlemen:
On behalf of Blue Owl Alternative Credit Fund, a Delaware statutory trust (the "Fund"), we hereby respond to the comments of the staff (the "Staff") of the Securities and Exchange Commission, transmitted by telephone between August 15, 2025 and August 28, 2025 by members of the Staff to Kirkland & Ellis LLP, counsel to the Fund, regarding Pre-Effective Amendment No. 3 to the Fund's Registration Statement on Form N-2, filed on August 7, 2025 (File Nos. 333-285688; 811-24062) (the "Registration Statement").
For your convenience, set forth below is a transcription of the Staff's comments and the Fund's responses thereto. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund's Prospectus or Statement of Additional Information are to those filed as part of the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
PRIOR CORRESPONDENCE
1.Consider whether the warehouse arrangement pursuant to the Facility Agreement should be considered under the “reverse repurchase agreement or similar financing transactions” portion of Rule 18f-4 rather than as an unfunded commitment agreement. Additionally, the Staff takes the view that the purchase by the Facility Provider, pursuant to the Facility Agreement or the Amended Facility Agreement, of Portfolio Investments at the same time as certain entities that are affiliated with the Fund, is a joint transaction under the 1940 Act, and that the Fund may not rely on the Co-Investment Exemptive Order with respect to such transaction. Please add disclosure to the Fund's Prospectus relating to the Fund's acquisition of purchased investments pursuant to the Facility Agreement and the Staff's view regarding the foregoing. Please disclose, in a schedule of investments, any Portfolio Investments acquired by the Facility Provider that have not yet been acquired by the Fund pursuant to the Facility Agreement as of the date of the definitive Prospectus.

Response:
The Fund will make the following changes to the section of the Prospectus entitled “Investment Objective and Strategies – The Facility Agreement” in definitive materials filed pursuant to Rule 424B3 promptly following effectiveness of the Registration Statement (addition of the underlined text, indicated textually in the same manner as the following example: underlined text; deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~):
The Facility Agreement
On January 23, 2025, the Fund entered into the Facility Agreement with Financing Provider, a third party that is not affiliated with the Fund or the Adviser. The Facility Agreement creates a forward obligation, subject to certain conditions as set forth in the Facility Agreement, of the Financing Provider to sell, and a forward obligation of the Fund or its designee to purchase certain investments (the “Portfolio Investments”) owned and held by the Financing Provider at the Fund's or the Financing Provider's request. The Portfolio Investments are identified by the Investment Adviser, and generally consist of Alternative Credit Assets consistent with the investment strategy of the Fund. Pursuant to the Facility Agreement, the Fund may request the Financing Provider acquire such Portfolio Investments as the Fund may designate from time to time, which the Financing Provider can approve or reject in its sole and absolute discretion. Prior to any sale to the Fund, the Portfolio Investments will be owned and held solely for the account of the Financing Provider.
Initially, under the Facility Agreement, until such time as the Fund had received aggregate capital commitments of at least $450 million ~~in the aggregate~~ (the “Capital Condition”), the Fund had no obligation to purchase the Portfolio Investments under the Facility Agreement. On July 1, 2025, the Fund and the Financing Provider amended the Facility Agreement (the “Amended Facility Agreement”) to remove the Capital Condition and replace the Capital Condition with the obligation to (i) purchase all Portfolio Investments held on July 18, 2025 by the Financing Provider on or before July 25, 2025 (or such other date as may be extended by mutual agreement of the Fund and the Financing Provider), (ii) purchase all Portfolio Investments held on October 15, 2025 by the Financing Provider with an aggregate purchase price equal to the applicable distributable cash held by the Fund on or before October 22, 2025 (or such other date as may be extended by mutual agreement of the Fund and the Financing Provider) and (iii) purchase all Portfolio Investments held on December 15, 2025 by the Financing Provider with an aggregate purchase price equal to the applicable distributable cash held by the Fund on or before December 22, 2025 (or such other date as may be extended by mutual agreement of the Fund and the Financing Provider).
~~In light of the Amended Facility Agreement, the Fund is obligated to purchase applicable Portfolio Investments from the Financing Provider at the prices determined under the Facility Agreement on or before July 25, 2025, October 22, 2025 and December 22, 2025 (or such later dates as may be agreed by mutual written consent of the Fund and the Financing Provider), as applicable, and as such, the Fund considers the obligation to purchase such Portfolio Investments to be unfunded commitment agreements pursuant to Rule 18f-4 under the 1940 Act. The Fund does not intend to utilize the Co-Investment Exemptive Order to purchase the Portfolio Investments from the Financing Provider. Prior to any trade date related~~ Prior to the Fund's purchase of the Portfolio Investments from the Financing Provider, the Financing Provider will receive all proceeds, cash, and uncapitalized payment-in-kind interest and fees accruing on any Portfolio Investment it holds. As a general matter, the price the Fund pays to purchase any Portfolio Investment will be the cash amount paid by the Financing Provider relating to the initial principal amount of the Portfolio Investment subject to adjustment for, among other things, principal repayments, capitalized payment-in-kind interest, certain adjustments for OID, and assumption of any portion of unfunded commitment relating to the Portfolio Investment. In connection with the purchase of a Portfolio Investment, the Fund pays consideration to the Financing Provider based on a percentage of the par value or, as applicable, unfunded commitment amount of the Portfolio Investment, which is determined on a sliding scale based on the settlement date of the Fund's purchase of the Portfolio Investment relative to the date of the initial acquisition of the Portfolio Investment by the Financing Provider.

In certain instances, the Facility Provider acquired Portfolio Investments at the same time as certain entities that are affiliated with the Fund. The Fund has purchased all but one of the Portfolio Investments that the Facility Provider acquired pursuant to the Facility Agreement. The Fund, as of the date of this Prospectus, will: (i) not request that the Financing Provider purchase any additional Portfolio Investments; (ii) impose on itself a requirement to purchase the one remaining Portfolio Investment the Financing Provider currently owns pursuant to the terms of the Amended Facility Agreement no later than October 22, 2025; and (iii) treat the forward obligation to purchase such Portfolio Investments from the Financing Provider as subject to the asset coverage requirements set forth in Section 18 of the 1940 Act and the rules thereunder. Additionally, the Fund notes that the SEC staff of the Division of Investment Management takes the view that the purchase by the Facility Provider, pursuant to the Facility Agreement or the Amended Facility Agreement, of Portfolio Investments at the same time as certain entities that are affiliated with the Fund, is a joint transaction under the 1940 Act, and that the Fund may not rely on the Co-Investment Exemptive Order with respect to such transaction.
Below is an unaudited list of each Portfolio Investment held by the Financing Provider as of June 30, 2025. The Fund had not acquired any such Portfolio Investment as of June 30, 2025 and, as discussed above, has acquired such Portfolio Investments as of July 25, 2025 pursuant to the Amended Facility Agreement.
[Schedule of Investments omitted for purposes of this Correspondence.]
Below is an unaudited list of each Portfolio Investment acquired by the Fund as of June 30, 2025. The Fund had voluntarily acquired each such Portfolio Investment as of June 30, 2025 in advance of the satisfaction of the Capital Condition pursuant to the Facility Agreement.
[Schedule of Investments omitted for purposes of this Correspondence.]
The one remaining Portfolio Investment held by the Financing Provider as of the date of this Prospectus is set forth below. The Fund will purchase this Portfolio Investment no later than October 22, 2025.
[Schedule of Investments to be included in definitive materials filed pursuant to Rule 424B3 immediately following effectiveness of the Registration Statement.]
The Fund's full portfolio holdings, including each Portfolio Investment, will be available in the Fund's shareholder reports and other filings made with the SEC.
As discussed with the Staff, the Fund does not agree with the current informal position of the Staff with respect to its view that the purchase by the Facility Provider, pursuant to the Facility Agreement or the Amended Facility Agreement, of Portfolio Investments at the same time as certain entities that are affiliated with the Fund was a joint transaction both in light of the commercial terms of the Facility Agreement and Amended Facility Agreement and the independent third party Facility Provider. In addition, the Fund continues to believe that it was, and remains, appropriate based on the particular facts and circumstances (including the parameters of the Facility Agreement) to treat the Portfolio Investments as “unfunded commitments”, as relayed to the Staff in its April and June correspondence filed with the SEC.
The Fund’s undertakings in the disclosure included above are made solely for this Fund and the Facility Agreement and do not apply to any other Blue Owl sponsored accounts or any other transactions involving the Fund or such other Blue Owl sponsored accounts.

2.    As it relates to the risk factor entitled "Private Funds Risk," please disclose that the Fund can only value the private funds at NAV if permitted by applicable accounting standards.
Response:
In response to the Staff's comments, the Fund will make the following changes to the section of the Prospectus entitled “Risk Factors – Private Funds Risk” in definitive materials filed pursuant to Rule 424B3 promptly following effectiveness of the Registration Statement (addition of the underlined text, indicated textually in the same manner as the following example: underlined text):
Additionally, the Fund may acquire such interests in private credit funds through secondary investments in such private funds. Secondary investments refer to investments in private funds through the acquisition of an existing interest by one investor from another in a negotiated transaction. In so doing, the buyer will acquire the existing interest and take on any future funding obligations in exchange for future returns and distributions. Secondary investments include the general partner-led secondary market, which has evolved toward sales of a portion of a portfolio, or a specific asset, and continuation vehicles with general partners structuring a vehicle that allows for continued participation in the growth of the remaining assets, or a specific asset, beyond a fund’s traditional exit time frame. Secondary investments may also include newly established private funds that are fully funded at the time of the Fund’s acquisition. Secondary investments may be acquired at a discount to such private fund’s NAV. As a result, secondary investments acquired at a discount may result in unrealized gains at the time the Fund next calculates its daily NAV. The Fund may only value private fund investments at NAV if permitted by applicable accounting standards. Because secondary investments may be made when private funds have exited their initial investment period and have deployed a significant portion of their capital into portfolio companies, secondary investments are viewed as more mature investments with greater certainty of portfolio construction and better visibility to the timing of future expected cash flows.
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If you have any questions, please feel free to contact the undersigned by telephone at (212) 446-4839 (or by email at brad.green@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brad A. Green
Brad A. Green, P.C.

cc:	Andrew Murphy, Blue Owl Alternative Credit Advisors II LLC
Matthew Press, Blue Owl Alternative Credit Advisors II LLC
Nicole M. Runyan, P.C., Kirkland & Ellis LLP
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